

April 4, 2014

<u>Via E-mail</u>
Mr. Robert Schwarz
Chief Executive Officer
Texas Jack Oil & Gas Corporation
15 Belfort
Newport Coast, California 92657

> **Re:** **Texas Jack Oil and Gas Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1/A**
> **Filed March 25, 2014**
> **File No. 333-193599**

Dear Mr. Schwarz:

We have reviewed your response letter dated March 24, 2014, as well as your amended registration statement, and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page

1.   We note your response to prior comment 2. Your reference at the top of the prospectus cover page to "8,400,000 shares of common stock (existing shareholders) at $.001" does not appear to be consistent with your other references on the cover page to selling security holders selling at a fixed price of $.10 per share, or to your references on the cover page to 5,000,000 shares of common stock that may be sold by the selling security holders. Please revise your disclosure throughout your filing (including, for example, on page 19) to provide consistent disclosure regarding the number of shares to be sold by selling shareholders, and the fixed price at which such holders will sell the shares until your shares are quoted on the OTC Bulletin Board.

<u>The Offering, page 9</u>

2.   We note your response to our prior comment 5. However, we also note that the information at page 10 regarding "Terms of the Offering" and "Termination of the Offering" for your primary offering of 5,000,000 shares does not appear to be consistent with the terms of your primary offering described on your prospectus cover page. Please revise.

<u>Markets, page 34</u>

3.   We note your response to prior comment 8. However we also note that you refer to the operator as "Southwest" on page 34, and as "Southlake" in other parts of your filing and in your response. Please advise.

<u>Executive Compensation, page 47</u>

4.   We note the new disclosure at page 47 regarding a "$57,600 June 10, 2013 advance" to Mr. Schwarz. We also note your disclosure at page F-17 that your officer and shareholder has borrowed $57,600 since your inception in March 2013 as an interest-free advance. Please revise to provide more information regarding the nature of this advance. For example, please clarify at page 47 whether this is intended to be an advance on future executive compensation.

<u>Exhibits, page II-3</u>

5.   We note that in your response to prior comment 15, you indicate that you have filed your operating agreement with Southlake Energy and your investor relation service agreement. However, it does not appear that you have filed such agreements. Please revise.

<u>Exhibit 5.1</u>

6.   We note your response to prior comment 16 and reissue such comment, as the revised opinion does not address the legality of the 5 million shares to be offered by the registrant under the registration statement. Please obtain and file a revised opinion that addresses whether such shares, when sold, will be legally (or validly) issued, fully paid, and non-assessable. See Item 601(b)(5) of Regulation S-K.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Wei Lu at (202) 551-3725 or Ethan Horowitz at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi at (202) 551-3421 or Laura Nicholson at (202) 551-3584 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

cc: Leo J. Moriarty
        Law Office of Leo J. Moriarty